

07026833

DAVIS LLP | LEGAL ADVISORS SINCE 1892

FROM THE OFFICE OF	Donna L. Ornstein
DIRECT LINE	604.643.6478
DIRECT FAX	604.605.3768
E-MAIL	dornstein@davis.ca

FILE NUMBER 67952-00001

September 11, 2007

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

SUPPL

RECEIVED 2007 SEP 21 A 6:49

Dear Sirs:

Re: Paragon Minerals Corporation - Exemption No. 82-35102

We are solicitors for Paragon Minerals Corporation which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Revised Summary of Information Required to reflect that Paragon became a reporting issuer in the province of Ontario on June 28, 2007;

2. Index to the documents enclosed; and

3. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

PROCESSED
SEP 2 6 2007
THOMSON FINANCIAL

Yours truly,

DAVIS LLP
Per:

Donna L. Ornstein
Paralegal
DLO/ct
Encs.

c.c. Paragon Minerals Corporation
Attention: Ms. Leslie Itterman

Revised September 10, 2007 **Exemption No: 82-35102**

PARAGON MINERALS CORPORATION
(the "Company")

ITEM 4 SUMMARY OF INFORMATION REQUIRED

Summary of the information that the Company is required, on an ongoing basis, to make public, file or distribute pursuant to the laws of its home jurisdiction and the rules of any exchange in which the securities are listed.

4.1 The Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut"):

Document Name or Information			**Deadline for Filing**
(a)	Incorporation Documents		
	(i)	Canada	On incorporation
(b)	Extra-provincial Registration		
	(i)	BC	Within 30 days of commencing carrying on business in such jurisdiction
	(ii)	Newfoundland & Labrador	Within 30 days of commencing carrying on business in such jurisdiction
	(iii)	Nunavut	Within 30 days of commencing carrying on business in such jurisdiction

(c) Annual Return

(i)	Canada	Within 60 days from date of anniversary date of incorporation - by September 3rd in each year
(ii)	BC	Within 2 months after anniversary date of registration in BC - by the end of September in each year
(iii)	Newfoundland & Labrador	Prior to the end of month following anniversary date of registration date - by the end of September in each year
(iv)	Nunavut	Prior to the end of month following anniversary date

(d) Notices Filed with Corporations and Registrar of Companies (e.g. change of directors)

(i)	Canada	Within 15 days of change
(ii)	BC	Within 15 days of change
(iii)	Newfoundland	Not required
(iv)	Nunavut	Within 30 days of change

(e) Special Resolution (e.g. change of name)

(i)	Canada	To be filed at the discretion of the Board of Directors of the Company
(ii)	BC	Promptly after occurrence of change
(iii)	Newfoundland	Within 30 days of filing in the home jurisdiction
(iv)	Nunavut	Within 30 days of filing in the home jurisdiction

4.2 Securities Commissions of British Columbia, Alberta, Quebec, and Ontario (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Quebec), and the Securities Act (Ontario) the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), Multilateral Instrument 52-109, Certification of Disclosure in Companies' Annual and Interim Financial Statements ("MI 52-109") and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"):

	Document Name or Information	Deadline for Filing
(a)	Annual Report consisting of: (i) annual audited financial statements and auditors' report thereon and (ii) Management's Discussion and Analysis	Within 120 days after financial year end
(b)	Annual Information Form (not mandatory)	If filed, within 120 days after financial year end
(c)	Annual CEO and CFO Officer Certifications under MI 52-109	On filing of Annual Report and Annual Information Form
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Within 60 days after the end of each of the first, second and third financial year end quarters
(e)	Interim CEO and CFO Officer Certifications under MI 52-109	On filing of quarterly interim financial statements
(f)	News Releases	On the occurrence of the material change unless determined by the Company to be confidential (in which case, a confidential filing must be made with the regulator).
(g)	Form 51-102F3, Material Change Report	Within 10 days after the material change unless determined by the Company to be confidential (in which case, a confidential filing must be made with the regulator).
(h)	Notice of Meeting and Record Dates of shareholders' meeting	By no later than 25 days prior to the record date for the shareholders meeting

Document Name or Information		Deadline for Filing
(i)	Notice of shareholders' meeting, Proxy and Information Circular	By no later than 21 days before the date for shareholders' meeting
(j)	Form 45-106F1, Report of Exempt Distribution (excluding Schedule "C")	Within 10 days after the distribution
(k)	Notice of Change in Year End by more than 14 Days	Not later than the earlier of the filing deadline of the old financial year-end for the next financial statements required to be filed, either annual or interim, whichever comes first, or the filing deadline of the new financial year-end for the next financial statements required to be filed, either annual or interim, whichever comes first.
(l)	Notice of Change in Corporate Structure	As soon as practical but not later than the deadline for the first filing under NI 51-102 following the transaction
(m)	Notice of Change of Auditors	Within 30 days after the resignation of the auditor or the decision of the Board of Directors of the Company not to recommend re-appointment of the incumbent auditors.
(n)	Business Acquisition Report under NI 51-102	Within 75 days after the date of acquisition
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	Concurrently
(p)	Notice of Change of Status Report	Promptly after the occurrence
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) material changes to charter documents	Within 120 days after financial year end
	(ii) securityholder or voting trust agreements to which the Company has access and that	Within 120 days after financial year

	Document Name or Information	Deadline for Filing
	could reasonably be regarded as material to an investor in securities of the Company	end
(iii)	any securityholder rights plans or similar plans	Within 120 days after financial year end
(iv)	any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	Within 120 days after financial year end
(v)	copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, <u>unless</u> an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	Within 120 days after financial year end
(r)	Prospectus	As required
(s)	Amendment to Prospectus	As required
(t)	Takeover Bid Circular	As required
(u)	Notice of Change or Variation to Takeover Bid Circular	As required
(v)	Issuer Bid Circular	As required
(w)	Notice of Change or Variation to Issuer Bid Circular	As required
(x)	Initial Acquisition Report	Within 2 business days after the

Document Name or Information		Deadline for Filing
		acquisition
(y)	Subsequent Acquisition Reports	Within 2 business days after additional acquisitions
(z)	Technical Reports	With applicable document, as required under NI 43-101

4.3 The TSX Venture Exchange ("Exchange") (as required by its rules and policies):

Document Name or Information		Deadline for Filing
(a)	Exchange Filing Statement	As Required
(b)	Annual Report consisting of: (i) annual audited financial statements and auditors' report thereon and (ii) Management's Discussion and Analysis	Within 120 days after financial year end
(c)	Annual Information Form (not mandatory)	If required, within 120 days after financial year end
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Within 60 days after the end of each of the first, second and third financial year end quarters
(e)	News Releases	On the occurrence of the material change unless determined by the Company to be confidential (in which case, a confidential filing must be made with the regulator)
(f)	Form 51-102F3, Material Change Report	Within 10 days of the material change unless determined by the Company to be confidential (in which case, a confidential filing must be made with the regulator)
(g)	Notice of Meeting and Record Dates of shareholders' meeting	By no later than 25 days prior to the record date for the shareholders meeting

Document Name or Information	Deadline for Filing
(h) Notice of shareholders' meeting, Proxy and Information Circular	By no later than 21 days before the date for shareholders meeting
(i) Prospectus	As required
(j) Amendment to Prospectus	As required
(k) Takeover Bid Circular	As required
(l) Notice of Change or Variation to Takeover Bid Circular	As required
(m) Issuer Bid Circular	As required
(n) Notice of Change or Variation to Issuer Bid Circular	As required
(o) Initial Acquisition Report	Within 2 business days of the acquisition
(p) Subsequent Acquisition Reports	Within 2 business days of additional acquisitions
(q) Notice of Dividends	At least 7 trading days prior to the dividend record date
Exchange Bulletins announcing certain transactions: (i) Promotional Investor Relations and Market-Making Activities (ii) Dividend/Distribution Declaration (iii) Private Placement (iv) Warrant Amendments (v) Shares for Debt (vi) Short Form Offering (vii) Acquisitions/Dispositions of assets (viii) Notice of Intention to Make a Normal Course Issuer Bid (ix) Name Change without Consolidation or Split (x) Name Change and Consolidation/Split	Issued by the Exchange on acceptance of transactions

4.4 To security holders as required by the Canada Business Corporations Act (Canada) and regulations thereunder:

	Document Name or Information	Deadline for Filing
(a)	Annual audited financial statements and auditors' report thereon and	At least 21 days before each annual meeting of shareholders
(b)	Quarterly financial statements	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	Concurrent with mailing to shareholders
(d)	Prospectus	As required
(e)	Amendment to Prospectus	As required
(f)	Issuer Bid Circular	As required
(g)	Notice of Change or Variation to Issuer Bid Circular	As required

Date: September 10, 2007 | Exemption No: 82-35102

PARAGON MINERALS CORPORATION
(the "Company")

LIST OF DOCUMENTS BEING SUBMITTED

1. **Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")**

	Document Name or Information		**Date Filed**
(a)	Incorporation Documents		
	(i)	Canada	N/A
(b)	Extra-provincial Registration		
	(i)	BC	N/A
	(ii)	Newfoundland	N/A
	(iii)	Nunavut	N/A
(c)	Annual Reports		
	(i)	Canada	July 31, 2007
	(ii)	BC	July 27, 2007
	(iii)	Newfoundland	July 31, 2007
	(iv)	Nunavut	July 31, 2007
(d)	Notices Filed with Registrar of Companies		
	(i)	Canada	N/A

(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

(e) Special Resolution

(i)	Canada	N/A
(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

2. Materials filed with the Securities Commissions of British Columbia, Alberta, Quebec and Ontario (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Quebec), and the Securities Act (Ontario), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), Multilateral Instrument 52-109, Certification of Disclosure in Companies' Annual and Interim Financial Statements and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"):

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory and not filed)	N/A
(c)	Annual CEO and CFO Officer Certifications under MI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	August 29, 2007 for the 3rd quarter ended June 30, 2007
(e)	Interim CEO and CFO Officer Certifications under MI 52-109	August 29, 2007 for the 3rd quarter ended June 30, 2007
(f)	News Releases	July 30, 2007 August 23, 2007
(g)	Form 51-102F3, Material Change Report	N/A
(h)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(i)	Notice of shareholders' meeting, Form of Proxy and Management's Information Circular	N/A

(j)	Form 45-106F1, Report of Exempt Distribution	N/A
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) material changes to charter documents	N/A
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(r)	Prospectus	N/A

(s)	Amendment to Prospectus	N/A
(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Technical Reports	N/A

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :

	Document Name or Information	Date Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory and not filed)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	August 29, 2007 for the 3rd quarter ended June 30, 2007
(e)	News Releases	July 30, 2007 August 23, 2007
(f)	Form 51-102F3, Material Change Report	N/A
(g)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A

(n)	Notice of Change or Variation to Issuer Bid Circular	
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A
(s)	Exchange Bulletins announcing certain transactions:	N/A
	(i) Promotional Investor Relations and Market-Making Activities	
	(ii) Dividend/Distribution Declaration	
	(iii) Private Placement	
	(iv) Warrant Amendments	
	(v) Shares for Debt	
	(vi) Short Form Offering	
	(vii) Acquisitions/Dispositions	
	(viii) Notice of Intention to Make a Normal Course Issuer Bid	
	(ix) Name Change without Consolidation or Split	
	(x) Name Change and Consolidation/Split	
(t)	Listing Application	N/A

4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta, Quebec and Ontario and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	August 29, 2007 for the 3rd quarter ended June 30, 2007
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Exemption No.: 82-35102



Industry Canada | Industrie Canada
Corporations Canada | Corporations Canada

Form 22

Annual Return

(Section 263 of the Canada Business Corporations Act (CBCA))

THIS FORM CAN BE REPRODUCED AS LONG AS THE TITLE, THE QUESTIONS AND THEIR ORDER ARE THE SAME.

Corporations must file an Annual Return (Form 22) along with the prescribed fee. Please be advised that amendments to the *Canada Business Corporations Regulations, 2001* changing the time frames for filing Annual Returns are now in force. For further information, please refer to the Notice from the Director, "How Changes to the Filing Requirements for Annual Returns Affect Your Business", dated May 2, 2006, and available at www.corporationscanada.ic.gc.ca under "What's new".

INSTRUCTIONS

[3] Indicate for which taxation year you are filing as well as the taxation year-end as defined in the *Income Tax Act*. For more information, visit the Canada Revenue Agency (CRA) Web site at **www.cra-arc.gc.ca**. Note that a change to the taxation year-end needs the approval of the CRA.

[4] Indicate the date of the last annual meeting or the date of the written resolution in lieu of a meeting, signed by all the shareholders entitled to vote. The resolution must deal with at least the following:

- consideration of the financial statements;
- consideration of the auditor's report (if any);
- appointment of the auditor (shareholders of a non-distributing corporation may resolve not to appoint an auditor); and
- election of directors (if applicable).

[5] *A non-distributing corporation* is a private corporation that is not a reporting issuer under any provincial securities legislation.
A distributing corporation is a public corporation that is a reporting issuer under provincial securities legislation.

[6] **Declaration**

This form may be signed by any individual who has the relevant knowledge of the corporation and who is authorized by the directors (subsection 262.1(2) of the CBCA).

For example:

- a director of the corporation;
- an authorized officer of the corporation; or
- an authorized agent.

General

The information you provide in this document is collected under the authority of the CBCA and will be stored in personal information bank number IC/PPU-049. Personal information that you provide is protected under the provisions of the *Privacy Act*. However, public disclosure pursuant to section 266 of the CBCA is permitted under the *Privacy Act*.

If you require more information, please consult the Forms, Policies, Fees and Legislation section of our Web site at www.corporationscanada.ic.gc.ca or contact us at (613) 941-9042 or toll-free at 1 866 333-5556 or by email at corporationscanada@ic.gc.ca.

Prescribed Fees

- Corporations Canada Online Filing Centre: $20
- By mail or fax: $40

File documents online:

Corporations Canada Online Filing Centre: www.corporationscanada.ic.gc.ca

Or send documents by mail:

Director, Corporations Canada
Jean Edmonds Tower South
9th Floor
365 Laurier Ave. West
Ottawa ON K1A 0C8

By Facsimile:
(613) 941-0999

1 Corporation name

PARAGON MINERALS CORPORATION

2 Corporation number

435868-6

3 Year of filing

Year: 2007 | Taxation year-end (M D): 09 30

4 Date of last annual meeting of shareholders or date of written resolution in lieu of meeting

Y M D: 2007 03 29

5 Which of the following boxes meets your situation (check only one item)? Please refer to the instructions for definitions

- ☐ Non-distributing corporation with 50 or fewer shareholders
- ☐ Non-distributing corporation with more than 50 shareholders
- ☑ Distributing corporation

IMPORTANT REMINDER

Change of registered office address?
Complete and file a Change of Registered Office Address (Form 3).

Change of directors or change of address of a current director?
Complete and file a Changes Regarding Directors (Form 6).

These changes can be done electronically, free of charge, via Corporations Canada Online Filing Centre at: **www.corporationscanada.ic.gc.ca**

6 Declaration



I hereby certify that I have the relevant knowledge of the corporation, and that I am authorized to sign and submit this form.

SIGNATURE

Robert Lewis — PRINT NAME

(604) 623-3333 — TELEPHONE NUMBER

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

Canada

IC 2580 (2006/06)

Date and Time: July 27, 2007 09:37 AM Pacific Time



BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Annual Report

EXTRAPROVINCIAL COMPANY

FORM 35
BUSINESS CORPORATIONS ACT
Section 380

Filed Date and Time: **July 27, 2007 09:36 AM Pacific Time**

ANNUAL REPORT DETAILS

NAME OF EXTRAPROVINCIAL COMPANY

ARAGON MINERALS CORPORATION
2800 PARK PLACE 666 BURRARD ST
VANCOUVER BC V6C 2Z7
CANADA

REGISTRATION NUMBER IN BC
A0068555

REGISTRATION DATE IN BC
July 21, 2006

DATE OF ANNUAL REPORT
(ANNIVERSARY DATE OF REGISTRATION IN BC)
July 21, 2007

FOREIGN JURISDICTION INFORMATION

EXTRAPROVINCIAL COMPANY'S CURRENT JURISDICTION:
FEDERAL

DATE OF INCORPORATION, CONTINUATION, AMALGAMATION OR ORGANIZATION IN EXTRAPROVINCIAL COMPANY'S CURRENT JURISDICTION:
July 04, 2006

IDENTIFYING NUMBER IN EXTRAPROVINCIAL COMPANY'S CURRENT JURISDICTION:
435868-6

Exemption No.: 82-35102



GOVERNMENT OF
NEWFOUNDLAND AND LABRADOR
Department of Government Services
Commercial Registrations Division

RECEIVED
2007 SEP 21 A 6:47

THE CORPORATIONS ACT

(EXTRA-PROVINCIAL)

FORM 28

ANNUAL RETURN -- EXTRA-PROVINCIAL COMPANY
(Section 408)

NOTE: A FEE OF $200.00 IS REQUIRED

Return of Paragon Minerals Corporation for the
(name of company)
period ending July 31, 2007. Newfoundland and Labrador Registration Number 54360

(a) The authorized share capital of the Company consists of unlimited number of common shares without par value.

(b) The names and addresses of the persons who at the date of the return are the directors of the Company Please see attached Schedule "A"

(c) The full address of the **registered office** outside of Newfoundland and Labrador is
2800 Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7

(d) The full address of the **chief place of business (if different than registered office)** outside Newfoundland and Labrador is
Suite 1540 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6

(e) The full address of the **registered office** in Newfoundland and Labrador is
Suite 900, Atlantic Place, 215 Water Street, St. John's, Newfoundland A1C 6C9

(f) The name and address of the Attorney for Service is Gary Peddle of Benson Myles at Suite 900, Atlantic Place, 215 Water Street, St. John's, Newfoundland A1C 6C9

Signed and presented for filing by Michael Vande Guchte, President & CEO
Name (Please Print) - Director (or Secretary or other officer)

Date: July 31, 2007

Signature - Director (or Secretary or other officer)

REGISTRY OF COMPANIES, P. O. BOX 8700, CONFEDERATION BUILDING, ST. JOHN'S, NL, A1B 4J6
PHONE 729-3317 WEBSITE: www.gs.gov.nl.ca/cr

SCHEDULE "A"

(b) The names and addresses of the persons who at the date of the return are the directors of the Company

Name of Director	Address
Michael Vande Guchte	Suite 1540 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6
David W. Adamson	Suite 1540 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6
James Garfield MacVeigh	Suite 1540 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6
Gordon J. Soneff	291 Darlington Crescent, Edmonton, Alberta T6M 2R9


Nunavut

FORM 27
BUSINESS CORPORATIONS ACT
ANNUAL RETURN EXTRA-TERRITORIAL CORPORATION

FILED
No.:
Date:

1) Name of corporation

PARAGON MINERALS COROPRATION

2) This return contained information current to and including

	MM	DD
MONTH AND DAY OF INCORPORATION OR AMALGAMATION	07	04

	YYYY
THE YEAR FOR WHICH THIS RETURN IS APPLICABLE	2007

3) Is the address of the registered office, and the post office box designated as the address for service by mail, if any, the same as shown on the last notice filed with the Registrar of Corporations? Yes [X] No [ ]

4) Is the current postal and street address of the head office the same as the postal and street address shown on the last notice filed with the Registrar of Corporations? Yes [X] No [ ]

5) Are the current charter and regulations of the corporation the same as the charter and regulations that have been filed with the Registrar of Corporations? Yes [X] No [ ]

6) Are the current directors of the corporation the same as the directors shown on the last notice filed with the Registrar of Corporations? Yes [X] No [ ]

IF THE ANSWER TO ANY OF THE ABOVE QUESTIONS IS "NO", THIS RETURN MUST BE ACCOMPANIED BY ALL NOTICES NECESSARY TO BRING THE RECORDS OF THE REGISTRAR UP TO DATE.

Date	Signature	Title (Director, Officer or Solicitor)
July 18/07	[signature] M. VANDE GUCHTE	PRESIDENT & CEO

Exemption No.: 82-35102



PARAGON MINERALS CORPORATION

Interim Financial Statements

Third Quarter Ended June 30, 2007

(Unaudited)

The Company's auditor has not performed a review
of these Interim Financial Statements

Suite 1540 – 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.629.2353 Toll free: 1.877.533.6353 Fax: 604. 629.2489
E-mail: paragon@paragonminerals.com Website: www.paragonminerals.com

PARAGON MINERALS CORPORATION

Balance Sheets

(Stated in Canadian Dollars)

	June 30 Unaudited 2007	September 30 Audited 2006
Assets		
Current assets		
Cash and cash equivalents	$ 2,041,518	$ 5,722
Amounts receivable	731,963	-
Prepaid expenses	34,169	-
	2,807,650	5,722
Equipment (note 6)	20,805	-
Other investments (note 7)	99,712	-
Mineral property costs (note 8)	8,567,138	-
	$ 11,495,305	$ 5,722
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 298,381	$ 130,000
Future income taxes	723,137	-
Shareholders' equity		
Share capital (note 9)	10,752,293	-
Contributed surplus (note 9(b))	523,345	-
Deficit	(806,907)	(124,278)
Accumulated other comprehensive income (note 10)	5,056	-
Accumulated comprehensive loss	(801,851)	(124,278)
	10,473,787	(124,278)
	$ 11,495,305	$ 5,722

See accompanying notes to the financial statements

Continuance of operations (note 1)

Approved by the Board of Directors:

"Michael Vande Guchte"	*"Gordon Soneff"*
Michael Vande Guchte Director	Gordon Soneff Director

PARAGON MINERALS CORPORATION

Statements of Operations and Deficit
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended June 30 2007	For the 9 months ended June 30 2007
Expenses		
Amortization	$ 1,075	$ 2,524
Consulting	4,388	35,363
General mineral exploration	15,063	21,572
Investor relations	14,793	38,319
Interest expense	55,938	71,520
Office	6,813	44,857
Plan of arrangement costs (note 4)	3,853	68,202
Professional fees	15,186	68,429
Salaries and management fees	58,358	172,106
Shareholder information	7,951	31,611
Stock-based compensation (note 9(b))	96,480	344,089
Transfer agent and regulatory filing fees	12,689	43,049
Travel and accommodation	1,553	9,556
Loss before other items	(294,140)	(951,197)
Foreign exchange gain	483	483
Interest and miscellaneous income	25,300	62,932
Other income	32,500	41,435
Future income tax recovery (note 9(a))	(46,952)	163,718
Net loss for the period	(282,809)	(682,629)
Deficit, beginning of the period	(524,098)	(124,278)
Deficit, end of the period	$ (806,907)	$ (806,907)
Basic and diluted loss per common share	$ (0.01)	$ (0.05)
Weighted average number of common shares outstanding	20,860,066	14,836,043

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statements of Comprehensive Loss
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended June 30 2007	For the 9 months ended June 30 2007
Net loss for the period	$ (282,809)	$ (682,629)
Other comprehensive income in the period		
Fair value adjustment to financial instruments:		
Temporary investments	495	(421)
Investments in public company shares	7,404	5,477
	7,899	5,056
Comprehensive loss for the period	$ (274,910)	$ (677,573)

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statement of Cash Flows

(Stated in Canadian Dollars)

	For the 3 months ended June 30 2007	For the 9 months ended June 30 2007
Cash Provided by (Used for):		
Operating Activities		
Net loss for the period	$ (298,391)	$ (682,629)
Adjustment for items which do not involve cash:		
Amortization	1,075	2,524
Stock-based compensation	96,480	344,089
Other income	(32,500)	(41,435)
Future income tax recovery	46,952	(163,718)
	(186,384)	(541,169)
Changes in non-cash working capital components:		
Temporary investments	2,478,114	-
Amounts receivable	(82,592)	(413,540)
Prepaid expenses	7,748	(34,169)
Accounts payable and accrued liabilities	(150,445)	110,460
	2,066,441	(878,418)
Investing Activities*		
Fair value adjustment to cash equivalent financial instruments	(421)	(421)
Mineral property costs	(862,357)	(1,729,310)
Purchase of equipment	(3,110)	(7,375)
	(865,888)	(1,737,106)
Financing Activities*		
Common shares issued for cash	125,175	4,173,141
Subscriptions received	(24,190)	-
Recovery of property costs incurred	372,904	431,297
Management and administration fees received	19,663	46,882
	493,552	4,651,320
Net cash provided during the period	1,694,105	2,035,796
Cash and cash equivalents, beginning of the period	347,413	5,722
Cash and cash equivalents, end of the period	$ 2,041,518	$ 2,041,518
During the period, the Company paid the following:		
Interest	$ -	$ -

***Supplemental Disclosure of Non-Cash Investing and Financing Activities** – Refer to note 12.

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statement of Mineral Properties
Unaudited
(Stated in Canadian Dollars)

	Balance September 30 2006	Acquisition and Exploration during the 9 month period	Balance June 30 2007
GOLD PROPERTIES			
JBP Linear			
Plan of arrangement acquisition costs [1]	$ -	$ 1,625,276	$ 1,625,276
Option payments (cash and shares) [2]	-	15,000	15,000
Exploration costs			
Geological and geochemical	-	107,569	107,569
Drilling	-	134,290	134,290
Geophysical	-	44,930	44,930
Travel	-	198	198
Other	-	7,275	7,275
Stock based compensation	-	39,436	39,436
	-	1,973,974	1,973,974
Recoveries (grant) [3]	-	(54,069)	(54,069)
	-	1,919,905	1,919,905
Golden Promise			
Plan of arrangement acquisition costs [1]	-	374,829	374,829
Exploration costs			
Geological and geochemical	-	15,414	15,413
Drilling	-	241,995	241,995
Travel	-	4,247	4,247
Others	-	24,775	24,775
Stock based compensation	-	55,569	55,569
	-	716,829	716,829
Recoveries [3]	-	(350,426)	(350,426)
Administration fees	-	(20,832)	(20,832)
	-	345,571	345,571
Other Gold Properties			
Plan of arrangement acquisition costs [1]	-	3,518,620	3,518,620
Acquisition costs	-	330	330
Option payments (cash and shares) [2]	-	314,964	314,964
Exploration costs			
Geological and geochemical	-	103,790	103,790
Drilling	-	297,388	297,388
Geophysical	-	25,059	25,059
Travel	-	789	789
Other	-	17,025	17,025
Stock based compensation	-	35,851	35,851
	-	4,313,816	4,313,816
Recoveries [3]	-	(327,539)	(327,539)
Administration fees	-	(24,958)	(24,958)
	-	3,961,319	3,961,319

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION
Statement of Mineral Properties
Unaudited
(Stated in Canadian Dollars)

	Balance September 30 2006	Acquisition and Exploration during the 9 month period	Balance June 30 2007
BASE METALS PROPERTIES			
Lake Douglas			
Plan of arrangement acquisition costs [1]	$ -	$ 267,720	$ 267,720
Option payments (cash and shares) [2]	-	95,000	95,000
Exploration costs			
Geological and geochemical	-	221,308	221,308
Drilling	-	-	-
Geophysics	-	51,057	51,057
Travel	-	1,593	1,593
Stock based compensation	-	48,399	48,399
	-	685,077	685,077
Other Base Metal Properties			
Plan of Arrangement acquisition costs [1]	-	1,193,287	1,193,287
Acquisition costs	-	2,587	2,587
Option payments (cash and shares) [2]	-	280,000	280,000
Exploration costs			
Geological and geochemical	-	82,965	82,965
Drilling	-	44,186	44,186
Geophysics	-	62,927	62,927
Travel	-	813	813
Other	-	7,739	7,739
	-	1,674,504	1,674,504
Recoveries[3]	-	(18,149)	(18,149)
Administration fees	-	(1,089)	(1,089)
	-	1,655,266	1,655,266
Total Mineral Property Costs	$ -	$ 8,567,138	$ 8,567,138

Summary of Expenditures

	Balance September 30 2006	Acquisition and Exploration during the 9 month period	Balance June 30 2007
Plan of Arrangement acquisition costs[1]	$ -	$ 6,979,733	$ 6,979,733
Other Acquisition costs	-	2,917	2,917
Option payments cash [2]	-	253,214	253,214
Option payments shares [2]	-	464,800	464,800
Stock based compensation	-	179,255	179,255
Exploration costs	-	1,497,333	1,497,333
Recoveries[3]	-	(763,234)	(763,234)
Administration fees	-	(46,880)	(46,880)
	$ -	$ 8,567,138	$ 8,567,138

1. *Properties acquired pursuant to the Rubicon Plan of Arrangement were valued at their carrying amounts on Rubicon's books, which consisted of historical acquisition and exploration expenditures.*
2. *Net of $46,786 in cash payments and $5,550 in share payments reimbursed by partners.*
3. *Recoveries represent exploration costs funded by partners and a government exploration grant.*

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Notes to the Financial Statements - unaudited
June 30, 2007
(Stated in Canadian Dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in Canada under the Canada Business Corporations Act on July 4, 2006 with no issued share capital and is in the business of acquiring and exploring mineral property interests in Canada. The Company was incorporated to be the recipient of the Newfoundland portfolio of mineral exploration properties previously owned by Rubicon Minerals Corporation ("Rubicon") as part of Rubicon's re-organization under a Plan of Arrangement. The Plan of Arrangement became effective on December 8, 2006.

At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its Canadian properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. The Company is in the development stage.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and has an accumulated operating deficit of $(605,068) at June 30, 2007. The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing to fund its exploration and administrative expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These interim financial statements have been prepared by management in accordance with generally accepted accounting principles ("GAAP") in Canada and follow the same accounting principles and method of computation as the financial statements for the fiscal year ended September 30, 2006. These Interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and should be read in conjunction with the financial statements and the accompanying notes for the year ended September 30, 2006. Summarized below are those policies considered particularly significant to the Company.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and bank deposits and short-term notes with an original maturity of three months or less.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates.

Mineral Property Costs

The Company records its interest in mineral properties at cost. Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned, at which time these deferred costs will be amortized on a unit-of-production basis, charged to operations if sold, or written-off.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Mineral Property Costs *(continued)*

Mineral property cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition, option payments and direct exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company's management reviews capitalized costs on its property interests on a periodic and annual basis for impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of the property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administration and management fees earned, which generally range from 8% to 10% of the allowable expenditures associated with exploration on certain properties, are offset against the historical costs deferred on those properties. Administrative costs are expensed as incurred.

Financial Instruments and Financial Risk

The Company's financial instruments consists of cash, cash equivalents, amounts receivable, investments in public companies, accounts payable and accrued liabilities. All financial instruments are marked to market at period end, except amounts receivable and accounts payable and accrued liabilities which have fair values which approximate their carrying amounts due to the short-term nature of these instruments.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company's shares on the TSX Venture Exchange on the date of the agreement to issue the shares or the date of share issuance. Shares issued as property option payments are valued at their fair market value on the date of issuance. Flow-through shares are common shares which are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

Stock-based Compensation

The Company follows the Standards of the Canadian Institute of Chartered Accountants ("CICA") in connection with accounting for stock option based compensation. The standard requires that all stock option based awards made to consultants and employees be recognized in these financial statements and measured using a fair value based method.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital and the related contributed surplus, originally recognized when the options were vested, is transferred to share capital.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income Taxes

The Company accounts for the tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Flow-through Shares

The Company has adopted the guidance of the CICA provided in Abstract #146 issued by its Emerging Issues Committee. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and shareholders' equity is reduced.

If the Company has sufficient unused tax loss carry-forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion of such unrecognized losses is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

3. CHANGES IN ACCOUNTING POLICIES

Comprehensive Income

Effective October 1, 2006, the Company adopted new CICA handbook Section 1530, which introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Financial Instruments

Effective October 1, 2006, the Company adopted new CICA handbook Section 3855 which prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented. No retroactive application of this standard is required.

Pursuant to this standard, the Company is required to classify each category of its financial instruments and restate their carrying values to market where required. The company's financial instruments and classifications are noted below.

Cash equivalents, temporary investments and investments in public companies have been classified as available for sale and as such were re-valued to market on October 1, 2006 or upon acquisition. These instruments will be re-valued to market at each succeeding period end. New acquisitions will be immediately re-valued to market. Unrealized changes in fair value are recorded as other comprehensive income and included in shareholders' equity.

(Stated in Canadian Dollars)

4. PLAN OF ARRANGEMENT

Pursuant to the Rubicon Plan of Arrangement, the Company received all of the Newfoundland mineral properties and Newfoundland office equipment of Rubicon in exchange for 12,801,768 common shares of the Company and the obligation to issue shares upon the exercise of restated stock options and warrants. These options and warrants represent the portion of the value of Rubicon options and warrants outstanding at the completion of the plan of arrangement attributable to the spun-out Newfoundland assets.

As no substantial change of ownership occurred on the asset transfer to the Company, the exchange was recorded at its net book value, as recorded on the books of Rubicon, as follows:

	$
Assets Received	
Newfoundland mineral properties	6,979,704
Newfoundland office equipment	15,952
Shares Issued	
Shares issued - 12,801,738 common shares	6,995,656

Arrangement Options and Warrants (see note 9)

(a) The Company granted 633,111 stock options to the holders of Rubicon stock options at the exercise price of \$0.38 to \$0.96 as required by the Plan of Arrangement.

(b) The Company accepted the obligation to issue a total of up to 525,453 shares upon the future exercise of Rubicon warrants outstanding at the completion of the Plan of Arrangement. The Company will receive \$0.24 to \$0.48 per Paragon share issued as stipulated by the Plan of Arrangement.

5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents, at the end of the period, consist of the following:

	$
Cash	243,789
Bankers acceptances with under 3 month maturity	1,797,729
	2,041,518

Cash consists of on demand deposits. Cash equivalents consist of bankers acceptances, guaranteed by major Canadian banks, maturing between July 16, 2007 and August 02, 2007 with an aggregate carrying value and fair value of \$1,797,729 on June 30, 2007. Effective interest rates are 4.29% for both bankers acceptances.

(Stated in Canadian Dollars)

6. EQUIPMENT

The Company's equipment, at the end of the period, is summarized as follows:

			June 30, 2007	September 30, 2006
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Furniture and office equipment	$ 2,686	$ (201)	$ 2,485	$ -
Computer equipment	20,642	(2,322)	18,320	-
	$ 23,328	$ (2,523)	$ 20,805	$ -

7. OTHER INVESTMENTS

The Company's other investments at the end of the period are summarized as follows:

	June 30, 2007		September 30, 2006	
	Carrying Value	Market Value	Carrying Value	Market Value
Public company shares	$ 99,712	$ 99,712	$ -	$ -

8. MINERAL PROPERTIES

The following Newfoundland properties were acquired during the 9 months ended June 30, 2007, including those acquired pursuant to the Rubicon Plan of Arrangement.

GOLD PROPERTIES

JBP Linear Property

Pursuant to the Plan of Arrangement, the Company acquired a 100% interest in the JBP Linear property, subject to advance royalties of $15,000 per year commencing in 2007 and up to 3% Net Smelter Return (NSR) royalties.

Golden Promise Property

Pursuant to the Plan of Arrangement, the Company acquired a 100% interest in the Golden Promise Property subject to a final option payment of $15,000 in 2007, advance royalties of $20,000 per year commencing in 2007 and up to 2% Net Smelter Return (NSR) royalties.

The Company has granted an option to acquire an interest in its Golden Promise Property as follows:

Golden Promise Property Option - Crosshair Exploration & Mining Ltd. ("Crosshair")

The property is subject to an option granted to Crosshair on May 1, 2006. Under the terms of the agreement, Crosshair must spend $4.0 million over four years, including $750,000 in the first year, make share payments totaling 80,000 shares including 20,000 shares in the first year and make underlying property payments, to earn a 60% interest in the project.

Other Gold Properties

The Company holds a 100% interest in 12 other gold properties, with the exception of the Appleton Linear property where the Company can earn a 100% interest, by making cash and share

(Stated in Canadian Dollars)

8. Mineral Properties *(continued)*

payments. The other gold properties are subject to varying NSR Royalties of up to 3%, of which up to 50% can be re-purchased by the Company.

Outstanding option payments on optioned properties include:

Appleton Linear property

The Company holds the option to earn 100% interest in 3 of 4 properties (Appleton, Bowater and Linear) that collectively, along with the 100% owned Golden Bullet property forms the Appleton Linear property. To earn 100% interest the Company must make $340,000 ($65,000 paid) in cash option payments and issue 180,000 shares (60,000 shares issued). Advanced royalties of $25,000 per year commenced on the Golden Bullet property in 2007.

The Company has granted options to acquire interests in its Other Gold Properties as follows:

Huxter Lane Option Agreement – Meridian Gold Inc. ("Meridian")

Meridian holds an option to acquire up to a 55% interest in the Company's Huxter Lane Gold Property. Under the terms of the agreement, Meridian can earn a 55% interest in the property by spending $1,000,000 over a period of three years and making underlying cash payments to the vendor. Meridian may earn an additional 10% by funding the project to a bankable feasibility study and an additional 5% (for a total interest of 70%) by funding all costs to a positive production decision. Advanced royalties of $10,000 per year began in May, 2007.

Victoria Lake Option Agreement (South Golden Promise gold property) - Crosshair Exploration & Mining Ltd.

Crosshair holds an option to acquire a 60% interest in four of the Company's gold and base metal properties including South Golden Promise property, Barren Lake property, Victoria Lake property and Victoria Lake 10188M property. Under the terms of the agreement, Crosshair must spend $1.75 million over a four-year period and issue a total of 400,000 shares (400,000 paid to Rubicon). See below for further details on base metals properties.

BASE METAL PROPERTIES

Lake Douglas Property

Pursuant to the Plan of Arrangement, the Company acquired an option to earn a 100% interest in the Lake Douglas property, pursuant to two agreements, by issuing 450,000 common shares and paying $500,000 in cash over 5 years according to the following schedule (all in addition to previous payments made by Rubicon pursuant to the option agreement):

Share option payments: 450,000 shares by January, 2011 (50,000 shares issued)
Cash option payments: $500,000 by January, 2011 ($50,000 paid)

The property is subject to a 2% Net Smelter Return (NSR) royalty, of which Paragon may purchase 1% for $1,000,000 and a right of first refusal on the remaining 1% NSR

Other Base Metal Properties

Pursuant to the Plan of Arrangement, the Company acquired a portfolio of 8 other base metal

(Stated in Canadian Dollars)

8. Mineral Properties *(continued)*

properties with interests of 51% (Seal Bay, West Cleary), the option to earn a 100% interest in the Victoria Lake 10188M property, the option to earn a 100% interest in the South Tally Pond property, and 100% interest in the remaining properties. The properties are subject to NSR royalties of up to 2.5%

Included in this group is the Seal Bay property, in which the Company holds a 51% interest to be formalized as a joint venture with Xstrata (formerly Falconbridge).

Included in this group is the West Cleary property, in which the company holds a 51% interest to be formalized as a joint venture with Xstrata (formerly Falconbridge).

Included in this group is the Pt. Leamington property, for which the Company may purchase a 0.5% NSR for $500,000.

Outstanding option payments on optioned properties include:

South Tally Pond Property Option Agreement

a) Issue 250,000 shares on December 15, 2006, the option effective date (issued);
b) Issue 250,000 shares on December 15, 2007;
c) Issue 500,000 shares on the earlier of December 15, 2014 or the completion of a bankable feasibility study;
d) Fund exploration expenditures of $30,951 incurred by the optionor prior to the option effective date (paid).

The Company has granted options to acquire interests in its Other Base Metal Properties as follows:

Victoria Lake Option Agreement (Barren Lake, Victoria Lake and Victoria Lake 10188M properties) – Crosshair Exploration & Mining Ltd.

Crosshair holds an option to acquire a 60% interest in three of the Company's gold and base metal properties including South Golden Promise (see Other Gold Properties), Barren Lake property, Victoria Lake property and Victoria Lake 10188M property. Under the terms of the agreement, Crosshair must spend $1.75 million over a four-year period and issue a total of 400,000 shares (400,000 paid to Rubicon). On June 6 2006, the Victoria Lake 10188M Property was incorporated into the Victoria Lake Agreement, whereby Crosshair makes the underlying property option payments.

A final, cash option payment of $67,500 was paid to the vendors of the property in July 2007. The property is under option to Crosshair under the Victoria Lake Option Agreement, whereby Crosshair makes the underlying property option payments.

During the year to date period, Crosshair terminated the parts of the option in respect to the Barren Lake property and two licenses in the South Golden Promise property and returned these properties with no earned interest to the Company.

9. SHARE CAPITAL

Private Placement

In December 2006, the Company received the proceeds from a private placement financing that had been completed in the prior year, with funds held in escrow pending completion of the Rubicon Plan of Arrangement. The Company issued 3,179,000 non-flow-through units at $0.50 per unit and

PARAGON MINERALS CORPORATION
Notes to the Financial Statements - unaudited
June 30, 2007
(Stated in Canadian Dollars)

9. SHARE CAPITAL *(continued)*

4,092,168 flow-through shares at $0.60 per share for aggregate proceeds of $4,044,800. Each non-flow-through unit consists of one common share and one warrant. Each warrant entitles the holder to purchase an additional common share for an exercise price of $1.00 for a period of two years.

Pursuant to the issue of flow-through shares, the Company became committed to expend $2,455,301 on eligible Canadian Exploration Expenditures before December 31, 2007. The cash received was restricted to use on this purpose. As at June 30, 2007 the amount of $1,616,193 of this commitment remained outstanding.

a) Authorized share capital consists of an unlimited number of common shares without par value.

	9 Months Ended June 30, 2007		Period from incorporation to September 30, 2006	
	Number of Shares	$	Number of Shares	$
Balance, beginning of the period	-	-	-	-
Plan of Arrangement for property and office equipment	12,801,738	6,995,657	-	-
Private placements – non-flow-through	3,179,000	1,589,500	-	-
Private placements – flow-through	4,092,168	2,455,301	-	-
Mineral properties	460,000	470,350	-	-
Options exercised	38,750	18,700	-	-
Warrants/Agent Options exercised	346,467	109,640	-	-
Less: reduction on flow through renunciation	-	(886,855)	-	-
Balance, end of the period	20,918,123	10,752,293	-	-

b) The following is a summary of changes in contributed surplus which consists entirely of stock based compensation transactions.

	9 Months Ended June 30, 2007	Period from incorporation to September 30, 2006
Balance at beginning of period	-	-
Stock-based compensation - operations	344,090	-
Stock-based compensation - properties	179,255	-
Balance at end of period	523,345	-

c) Stock Options

The Company has adopted an incentive stock option plan authorizing the issue of up to 20% of the amount of shares issued as at the initial listing date on the TSX Venture Exchange, 4,014,581 options. Under the plan, options may only be issued to directors, officers, employees and consultants of the Company and must be subject to a vesting period as required under TSX Venture Exchange policies. The term of each grant shall be no greater than 5 years from the date of grant. The option price shall be no less than the fair market value of the Company's shares on the date of the grant.

PARAGON MINERALS CORPORATION

Notes to the Financial Statements - unaudited
June 30, 2007
(Stated in Canadian Dollars)

9. SHARE CAPITAL *(continued)*

The following is a summary of the changes in the Company's outstanding stock options.

	9 Months Ended June 30, 2007		Period from incorporation to September 30, 2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$
Balance at beginning of the period	-	-	-	-
Granted pursuant to the Plan of Arrangement	633,111	0.62	-	-
Other grants during the period	1,445,000	0.70	-	-
Exercised during the period	(38,750)	0.48	-	-
Expired or forfeited during the period	(27,393)	0.73	-	-
Outstanding at end of the period	2,011,968	0.69	-	-

The fair value of employee options, granted during the period including option granted pursuant to the Rubicon Plan of Arrangement has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	9 Months Ended June 30, 2007	Period from incorporation to September 30, 2006
Risk-free interest rate	3.96%	n/a
Expected life	4.21 years	n/a
Expected volatility	78%	n/a
Expected dividend yield	0%	n/a

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

Summary of stock options outstanding:

June 30, 2007	Number Outstanding	Weighted Average Price	Weighted Average Life
		$	Years
	16,666	0.38	3.51
	25,000	0.42	3.54
	93,331	0.47	0.16
	33,333	0.49	3.79
	625	0.56	0.31
	16,666	0.65	0.36
	33,333	0.66	0.27
	244,997	0.67	2.92

(Stated in Canadian Dollars)

9. SHARE CAPITAL *(continued)*

Summary of stock options outstanding (continued)

	Number Outstanding	Weighted Average Price	Weighted Average Life
	39,686	0.69	2.84
	1,445,000	0.70	4.93
	56,665	0.84	1.91
	6,666	0.96	4.14
Total stock options	2,011,968	0.69	4.17

d) Summary of warrants and agent options outstanding:

June 30, 2007		Number Outstanding	Weighted Average Price	Weighted Average Life
			$	Years
Warrant and agent option obligation under Plan of Arrangement	(1)	183,453	0.29	0.21
Warrants issued on financing		3,179,000	1.00	1.44
Total warrants and agent options		3,362,453	0.96	1.38

(1) The agent compensation options obligation include options for 4,651 units exercisable for $0.24 to the Company, consisting of 1 share and ½ share purchase warrant expiring August 12, 2007.

10. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	9 Months Ended June 30, 2007	Period from incorporation to September 30, 2006
	$	$
Accumulated other comprehensive income, beginning of period	-	-
Other comprehensive income for the period	5,056	-
Accumulated other comprehensive income, end of period	5,056	-
Components of other comprehensive income:		
Unrealized losses on cash equivalent investments	(421)	-
Unrealized gains on public company shares	5,477	-
Accumulated other comprehensive income, end of period	5,056	-

11. RELATED PARTY TRANSACTIONS

The Company has one common director and CFO with Rubicon Minerals Corporation and has a cost sharing agreement with Rubicon for office, accounting and investor relation services.

(Stated in Canadian Dollars)

11. RELATED PARTY TRANSACTIONS *(continued)*

(a) During the nine month period, the Company paid or accrued to Rubicon $116,037 for shared and reimbursable costs, $25,000 for the Company's share of the costs incurred on the Rubicon Plan of Arrangement and $68,540 for refundable staking security deposits posted by Rubicon on the Company's properties. As at June 30, 2007, the Company owed Rubicon $48,312 and was owed $9,462 by Rubicon for grants received on Paragon's behalf and for salary reimbursements. The net balance is included in accounts payable and accrued liabilities.

(b) Rubicon Plan of Arrangement

See note 4 for details of the completion of the plan of arrangement with Rubicon.

(c) NRD Agreement

Pursuant to an agreement with Rubicon, the Company may receive the following as proceeds from the optioning of certain mineral property interests in Newfoundland, where the optionees elect to continue the options.

i) 125,000 shares of Ucore Uranium Inc. over 2 years (issued in escrow; 31,250 received during the nine month period)
ii) 30,020 shares of Ucore Uranium Inc as option payments on 3 properties (5,840 shares received during the nine month period). Future payments will be recorded upon receipt.

All these transactions were, or will be, recorded at their fair value amounts and were incurred in the normal course of business, except transactions with Rubicon, related to the plan of arrangement which were recorded at Rubicon's carrying amounts.

12. SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the period ended June 30, 2007, the Company issued 12,801,738 shares pursuant to the plan of arrangement at a value of $$6,995,656 for mineral properties and capital assets transferred from Rubicon and a further 467,500 common shares at a value of $470,350 for other mineral properties. The Company received shares of other companies as option payments valued at $52,800. The Company recorded stock based compensation of $179,255 as mineral property exploration costs. Included in amounts receivable at June 30, 2007 is $318,423 for recovery of mineral property expenditures. Included in accounts payable and accrued liabilities at June 30, 2007 is $151,805 of mineral property costs.

Exemption No.: 82-35102



PARAGON MINERALS CORPORATION

Management's Discussion & Analysis

Third Quarter Ended June 30, 2007

Suite 1540 – 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.629.2353 Toll free: 1.877.533.6353 Fax: 604. 629.2489
E-mail: paragon@paragonminerals.com Website: www.paragonminerals.com

PARAGON MINERALS CORPORATION
Management's Discussion & Analysis
For the Third Quarter Ended June 30, 2007

Introduction

The following Management Discussion and Analysis of the financial position and results of operations of Paragon Minerals Corporation ("Paragon" or the "Company"), dated August 25, 2007, should be read in conjunction with the unaudited financial statements for the nine and three month periods ended June 30, 2007 and the audited financial statements for the period from incorporation to September 30, 2006. All dollar figures stated herein are expressed in Canadian dollars, unless specified.

Paragon is a Canadian-based junior exploration company engaged in the acquisition, exploration and development of gold and base metal projects, specifically within the Province of Newfoundland and Labrador. The Company has a significant portfolio of gold and base metal exploration properties in Newfoundland, which it is exploring through a combination of partner funded exploration and Company funded exploration. The Company is listed on the TSX Venture Exchange under the symbol "PGR".

The Company's head office and principal business address is Suite 1540, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 and it's registered and records office is located at 2800 Park Place, 666 Burrard Street, Vancouver, BC, V6C 2V6.

Overview

The Company was incorporated as "Paragon Minerals Corporation" under the Canadian Business Corporations Act ("CBCA") on July 4, 2006 in order to facilitate a Plan of Arrangement under which Rubicon Minerals Corporation ("Rubicon"), a public company whose shares are listed on the Toronto Stock Exchange and American Stock Exchange, would proceed with a reorganization which would have the result of dividing it's mineral assets between three separate public companies: the then existing Rubicon and two newly created companies, namely the Company and CopperCo Resource Corp ("CopperCo"). Upon completion of the Plan of Arrangement on December 8, 2006, the Company acquired the exploration assets held by Rubicon in the Province of Newfoundland & Labrador and the Territory of Nunavut. For additional details on the Arrangement, please refer to the Rubicon Management Information Circular dated July 7, 2006 and filed on SEDAR at www.sedar.com.

During the nine month period ended June 30, 2007, the Company spent $1,497,333 on exploration (excluding stock based compensation) of which $802,520 was funded by partners. Net losses for the nine months and three months ended June 30, 2007 were $657,729 and $282,809 respectively

Significant Events and Transactions

On April 24, 2007, the Company granted incentive stock options to Employees of the Company to purchase a total of 55,000 common shares at an exercise price of CDN $0.70 per share.

Effective June 1, 2007, the Company and Mr. Garfield MacVeigh, the Company's Vice-President Exploration, mutually agreed that his management position with the Company would change from Vice-President Exploration to Chief Geologist. In the capacity of Chief Geologist, Mr. MacVeigh continues to provide technical expertise to the Company's projects and personnel in Newfoundland & Labrador.

Minerals Properties

Pursuant to the Arrangement, Rubicon transferred to the Company its gold and base metal mineral properties located in the Province of Newfoundland & Labrador and the Territory of Nunavut on December 8, 2006. Through this transaction, the Company acquired a total of 27 exploration properties of which four are currently under option to exploration partners and two pending Joint Venture agreements. The properties are further described on the Company website and in Paragon's Management's Discussion and Analysis for the three month period ending December 31, 2006.

Exploration Update

Exploration on Company projects during the quarter focused on two partner-funded drill programs that include the Huxter Lane project (Meridian Gold Inc) and the Golden Promise project (Crosshair Exploration & Mining Ltd). The Company also funded five 100% Company owned projects during the quarter, which included 3,661 line-kilometres of airborne magnetic and electromagnetic (EM) survey on four base metal projects (Lake Douglas, Harpoon, Barren Lake and Winter Hill properties); geological mapping and rock sampling program on the Lake Douglas base metal project and 60 line kilometres of Induced Polarization (IP) geophysical survey on the JBP Linear Gold Project.

In May 2007, the Company acquired the Gills Pond property through map-staking. The property is located immediately southwest of the Duck Pond Mine Lease and adjacent (south) to the Company's Harpoon project. The property is underlain by mafic-felsic volcanic rocks of the Tally Pond Volcanic Belt similar to that which hosts Aur Resources Duck Pond Mine.

During the nine month period ended June 30, 2007, the Company spent $1,497,333 on exploration (excluding stock based compensation) including $694,813 on its 100% owned properties and $763,234 on optioned properties funded by partners. Results from the exploration work, during the quarter and year to date period, are summarized below with additional project information available on the Company website.

Partner-funded Projects

<u>Huxter Lane Project (gold)</u>

On April 21, 2007, the Company completed a Phase 2 drill program (7 holes, 1,805 metres), on its partner funded Huxter Lane project, located approximately 60 kilometres south of Grand Falls-Windsor, Newfoundland. The Huxter Lane property is a bulk mineable gold target being explored under the terms of an option agreement between Paragon and Meridian, whereby Meridian can earn up to 55% interest by spending $1.0 million in 3 years and up to 70% interest by making a positive production decision.

The Phase 2 drill program extended the known gold mineralization of the Mosquito Hill Zone over a strike length of 750 metres and to a vertical depth of 125 metres. Six of the seven drill holes intersected the shallow to moderate-dipping gold-bearing porphyry over drilled widths of 21 to 113 metres (estimated true thickness 21 to 90 metres). The mineralized porphyry typically contains up to 15% disseminated and vein-hosted arsenopyrite-pyrite mineralization. The porphyry remains open along strike and to depth. Highlights of the recent drilling include *2.00 g/t gold over 16.85 metres* (HX07-24) and *0.67 g/t gold over 103.35 metres* (HX07-20). All drill results to date are posted on the Paragon website.

Paragon and Meridian are very encouraged by the continuity and thickness of the near surface gold-bearing porphyritic intrusion. A total of 25 drill holes (4,044 metres) have now been completed on the property. The mineralized porphyry remains open along strike and to depth and shows excellent potential for extension. The porphyry is characterized by strong silica, sericite and iron-carbonate alteration with significant sulphide mineralization occurring throughout.

Results from initial metallurgical tests on two 15 kilogram samples from two drill holes (HX07-20 and HX07-23) suggest that the gold mineralization is refractory in nature. Further metallurgical testing is in progress with results expected back by early September. A Phase 3 drilling program aimed at further defining the mineralized porphyry is being prepared for consideration by Meridian.

<u>Golden Promise Project (gold)</u>

On June 29, 2007, the Company and its partner Crosshair Exploration & Mining Ltd ("Crosshair") started a Phase 3 drill program (23 drill holes; 3,750 metres) at the Golden Promise Project located in north-central Newfoundland, approximately 35 kilometres west of Grand Falls-Windsor.. The project is being explored under the terms of an option agreement between Paragon and Crosshair, whereby Crosshair can earn a 60% interest by spending $4.0 million over four years. The Phase 3 program is aimed at further testing the Jaclyn Main Zone (2,950 metres) and the adjacent Jaclyn North Zone (800 metres).

Prior to the current program, a total of 48 holes (6,750 metres) were previously completed on the Jaclyn Main Zone which contains numerous, significant gold intercepts including: *16.57 g/t gold over 1.64 metres and 12.17 g/t gold over 1.65 metres including 39.56 g/t gold over 0.50 metres* (see Paragon website for previous drill results). The zone is defined over a strike length of 750 metres and vertical depth of 225 metres – the gold system remains open along strike and to depth.

The Phase 3 drill program at the Jaclyn Main Zone will consist of infill and step-out drilling. The infill drilling is designed to test the grade continuity within the core of the vein system with the aim of building a NI43-101 compliant resource. The step-out drilling is aimed at further extending the mineralized zone. The Jaclyn North Zone, located approximately 200 metres north-northwest of the Jaclyn Main Zone has seen limited drilling (six holes, 1,197 metres) with drill intercepts of *5.24 g/t gold over 1.70 metres* (GP06-51). Drilling will consist of step-out drilling to test the continuity of the Jaclyn North zone.

Drilling is in progress and drill results pending.

Company-funded Projects

Lake Douglas Project (base metal)

During the quarter, the Company carried out geological mapping and prospecting on the Lake Douglas property, cut 42 line kilometres to establish two surface grids and completed 1,217 line kilometres of airborne magnetic and electromagnetic (EM) survey over the property. A total of 236 rock samples were collected for multi-element geochemical analysis and 96 rock samples collected for whole rock analysis. The fieldwork has identified three highly prospective target areas to date.

Lake Douglas Grid – the Lake Douglas zinc-lead-silver-gold bearing massive sulphides discovered in 2006 are hosted in a thick sequence of pyritic, quartz-phyric felsic volcanic rocks and lesser mafic volcanic rocks. The mineralized interval, exposed by trenching over a 60-metre strike length is coincident with a multi-element (zinc-lead-silver-gold) geochemical soil anomaly that extends over 1.2 kilometres. The interpreted felsic footwall rocks to the massive sulphide mineralization are strongly sericite-silica-carbonate ± chlorite altered with up 20% disseminated pyrite mineralization. Additional massive sulphide float (0.7 by 0.5 metres boulders) was discovered in early June about 400 metres to the northeast of the Lake Douglas massive sulphide occurrence. Results from the airborne geophysical survey indicate that a moderate EM conductor coincides with both the massive sulphide horizon and zone of anomalous soil geochemistry.

Flexure Grid – the Flexure grid area is located five kilometres southwest and along strike of the Lake Douglas massive sulphide occurrence. Geological mapping and the airborne geophysical data confirm this area is underlain by the same favourable stratigraphy that hosts the Lake Douglas massive sulphide occurrence. Altered felsic volcanic rocks mapped in the area coincide with a 1.5 kilometres multi-element (zinc, lead, silver, copper, gold) soil geochemical anomaly. Surface mapping and EM anomaly follow-up is continuing in this area.

Lake Douglas East – Reconnaissance geological mapping and prospecting in the Lake Douglas East area has outlined altered felsic volcanic rocks that exhibit strong VMS-style alteration characteristics (sericite-silica-carbonate ± chlorite) and disseminated pyrite and base metal mineralization. The altered felsic volcanic rocks are overlain by a black shale unit similar to that seen at other VMS deposits in the Victoria Lake Volcanic Belt (Duck Pond, Boomerang) and the nearby Haven Steady base metal prospect located 6 kilometres along trend to the northeast. Five priority EM anomalies are being followed up by surface mapping and prospecting.

The Company is currently prioritizing drill targets on the Lake Douglas Project. A 2,000-metre diamond drill program is scheduled to begin in mid-September.

JBP Linear Project (gold)

On July 15, the Company completed a 60 line-kilometres Induced Polarization (IP) geophysical survey on its 100% owned JBP Linear property located 15 kilometres northwest of Gander, Newfoundland. The geophysical survey was aimed at further defining the gold-bearing vein and alteration system(s) between the H-Pond and

Pocket Pond prospects (the "H-Pond Linear"). Final results and reports from the survey are expected in late August.

From previous drill results, the Company has clearly established the association of the gold mineralization at H-Pond with a distinct geophysical signature defined by an orientation Induced Polarization (IP) geophysical survey (8.35-line kilometres, 7 lines). Results from this orientation survey and subsequent drilling indicate that the subtle IP chargeability highs within distinct IP resistivity lows can be effective at locating gold mineralization, where the resistivity lows mark the broader carbonate-sericite alteration zones to the mineralization. These IP resistivity lows associated with the H-Pond gold-bearing altered zones correlate well with a more extensive airborne geophysical resistivity lows which recent drilling has identified as significant linear alteration systems transecting the JBP Linear property.

Surface prospecting also continues to be a valuable exploration tool, where gold-bearing quartz boulder "trains" over several kilometres in length often flank the edge of the geophysical resistivity lows. Prospecting along newly cut lines to facilitate the geophysical survey led to discovery of additional gold-bearing quartz float along the H-Pond Linear. In addition, a new paralleling zone termed the West Pocket Pond Linear was identified approximately 225 metres to the west of the H-Pond Linear. This paralleling linear is marked by an up to 3 kilometres long quartz boulder train containing gold-bearing quartz float and coincident zone of gold-bearing soils. Significant assay results of quartz float samples from the West Pocket Pond Linear returned 252 g/t gold and 42 g/t gold.

The Company is currently prioritizing drill targets on the JBP Linear project based on the geophysical survey results A 1,500 metre diamond drill program is planned to begin in September.

<u>Other Properties</u>

South Tally Pond Project (base metal)

During the quarter, the Company completed a data review and compilation of the historical project data and also reviewed available drill core from the property. Results of this work suggest that the Lemarchant prospect, a significant base metal massive sulphide occurrence on the property may not be truncated by a moderate west-dipping structure (the "Lemarchant Fault") as interpreted by previous workers. The data and core review suggest that the interpreted structural zone may be related to a late (D2) ductile foliation which affected all the rocks in the area and has imposed a moderate, north-dipping fabric to the rocks. It is interpreted that this late foliation is not responsible for the apparent loss of the Lemarchant mineralized horizon and that the favorable horizon is potentially folded rather than faulted and may be present at slightly deeper levels in the immediate area.

The Lemarchant mineralization is hosted within a 4,000 metre long and 700 metre wide sequence of highly altered felsic volcanic rocks of which 1,100 metres was tested by previous drilling (17 holes). The mineralization is interpreted to be open along strike and to depth. The Lemarchant prospect is hosted within rocks that are the same age and have the same alteration characteristics as the Duck Pond Mine, located 15 kilometres to the northeast.

A 1,000 metre drill program aimed at testing the potential of the Lemarchant prospect below the previously drilled vertical depth of 160 metres was started on August 22, 2007.

Harpoon Project (base metal)

During the quarter, the Company completed 1,455 line kilometres of airborne magnetic and electromagnetic (EM) survey over the property. Results from the survey outlined several high priority EM conductors that require follow-up prospecting and geological mapping. Of particular interest to Paragon is the Duck West Area located 2.8 km west of the Duck Pond Mine in an area interpreted to represent the western projection of the favorable Duck Pond Horizon. The Company is completing reconnaissance prospecting and geological mapping of priority targets on the property, including the Duck West Area, in order to prioritize sites for fall drill program.

Barren Lake Project (base metal)

During the quarter, the Company completed 657 line kilometres of airborne magnetic and electromagnetic (EM) survey over the property. Preliminary results have defined a number of airborne EM anomalies that require follow-up field investigations on the higher priority targets. A full interpretation of the data is expected in early September

Winter Hill Project (base metal)

During the quarter, the Company completed 662 line kilometres of airborne magnetic and electromagnetic (EM) survey over the property. Preliminary results have defined a number of airborne EM anomalies that require follow-up field investigations on the higher priority targets. A full interpretation of the data is expected in early September.

Mt Peyton Project (gold)

On August 18 the Company completed a two-hole (225 metre) diamond drill program aimed at testing the western extension of the Hurricane Gold trend and the southern extension of the Peyton Gold trend. Each trend Is defined by moderate to strong geophysical IP chargeability signatures and anomalous gold soil geochemistry. Historical drilling by Noranda intersected zones of gold bearing quartz veins with significant assays of 7.9 g/t gold over 1.0 metre and 7.5 g/t over 1.0 metre. Results from the current drill program are pending

Exploration Outlook

The Company's exploration plans for the remainder of 2007 will focus on its 100% owned gold projects in the Gander area (JBP Linear, Appleton Linear, New World) and its base metal projects in central Newfoundland, specifically the Lake Douglas, South Tally Pond and Harpoon projects. Planned exploration work over the period includes approximately 6,000 metres of diamond drilling on these projects.

The Company remains committed to attracting exploration partners to advance and maintain its portfolio of gold and base metal projects. As of August 20, 2007, the Company has two active exploration partners on four of its projects. The Company is the operator on two of the four partnered projects. The Company anticipates the continued exploration by its current partners in 2007.

Results of Operations

For the nine and three months ended June 30, 2007, the Company incurred net losses of $657,729 and $282,809 respectively. Significant expenses for the nine and three months ended June 30, 2007 included:

- $344,090 (nine months), $96,480 (three months) in stock based compensation adopted under the plan of arrangement and from new grants in the current nine month period.
- $172,106 (nine months), $58,358 (three months) in administration salaries and management fees.
- $68,202 (nine months), $3,853 (three months) for completion costs of the plan of arrangement, mostly legal fees.
- $68,429 (nine months), $15,186 (three months) for professional fees including general legal expenses and accruals for the annual financial statement audit.
- $43,049 (nine months), $12,689 (three months) for transfer agent and filing fees including the TSX Venture exchange listing fees and annual fee.
- $38,319 (nine months), $14,793 (three months) for investor relations including costs for VP Investor Relations, conference, logo and web site design costs.
- $71,520, (nine months) $55,938 (three months) for accrued Part XII.6 tax, a type of CRA interest charge on flow through funds spent in the year following effective renunciation.

The expenses above were offset by $163,718 in future income tax recoveries representing recognition of the tax benefits of current losses applied against future income taxes that arose from the renunciation of flow through expenditures.

As this is the first full year of operations, there are no comparative periods.

Selected Quarterly Information

The Company's financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") in Canadian dollars. The Company was incorporated July 4th, 2006, shortly after the beginning of the quarter ended September 30, 2006 and therefore the figures for that period represent a partial quarter.

	Q3 June 30 2007	Q2 March 31 2007	Q1 December 31 2007	Period from July 4 (incorporation) to September 30 2006
	$	$	$	$
Interest and miscellaneous income	25,300	31,878	5,754	-
Net loss	(282,809)	(152,867)	(206,471)	(124,278)
Basic and diluted loss per share	(0.01)	(0.01)	(0.03)	N/A*

* - no shares had been issued as of September 30, 2006.

Liquidity and Capital Resources

As at June 30, 2007, the Company had cash and cash equivalents and short term money market investments of $2.0 million compared to $5,722 at September 30, 2006. Working capital was $2.5 million at June 30, 2007. The increase in cash is mainly due to the financing described below under "Financing".

At June 30, 2007 the Company, in addition to demand deposits at the Bank of Montreal, held two bankers acceptances, one from the Bank of Montreal and the other from the Canadian Imperial Bank of Commerce. The Company considers the credit risk of these instruments to be negligible. The Company's policy on investment of short term funds is to invest only in instruments guaranteed by the federal or a provincial government of Canada, a major Canadian bank or an institution of similar credit worthiness.

Other sources of funds, during the nine month period, included recovery of exploration costs and administration fees from optionees of the Company's properties - $810,114 ($369,023 current quarter) of which $318,000 was receivable at the end of the period.

If the Company is to continue its planned operations and exploration expenditures, it will require further equity financing at some time in the following 12 months. See "Risk Factors" below.

Financing

The Company completed a $4.04 million non-brokered private placement on September 7, 2006. All funds from the private placement were held in escrow pending completion of the Plan of Arrangement and were released on December 8, 2006. The financing included the issue of 3,179,000 non-flow-through units at $0.50 per unit and 4,092,168 flow-through shares at $0.60 per share. Each non-flow-through unit consists of one common share and one warrant. Each warrant entitles the holder to purchase an additional common share for an exercise price of $1.00 for a period of two years. Proceeds of $2.45 million, received for flow-through shares, are to be used exclusively for Canadian Exploration Expenditures to be completed by December 31, 2007. At the period end, $1,616,193 of this commitment remained outstanding.

Significant investors in this financing included Altius Resources Inc. - $1.9 million and Sprott Asset Management - $400,000.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements other than that which is disclosed under note 8(c) "NRD Agreement", of the financial statements.

Related Party Transactions

The Company shares a director, David Adamson and the CFO, Robert Lewis, with Rubicon Minerals Corporation and as such, Rubicon is a related party. In addition, Paragon's CEO, Michael Vande Guchte, provides advisory services to Rubicon on a 25% time basis. The Company currently has a cost sharing arrangement with Rubicon for office facilities and administrative services. See note 11 to the financial statements for additional details.

Critical Accounting Policies

The Company's significant accounting policies are described in Note 2 of the June 30, 2007 interim financial statements. The Company considers the following policies to be most critical in understanding its financial results.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates are based on past experience, industry trends and known commitments and events. By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Carrying value of mineral property interests

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs. Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value. Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property. The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property's estimated fair value.

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants. Under this method, the fair value of compensatory warrants or agents stock options are calculated and recorded as share issue costs at the date of grant, with the offsetting credit to contributed surplus. Employee and consultant options are expensed over the period in which related services are rendered. If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted. This model is subject to various assumptions and estimates including the Company's future stock volatility, expected life of options granted, and the risk free interest rate. The Company believes its estimates are reasonable under the circumstances.

Flow-through share renunciations

Upon the renunciation of the tax benefits of exploration expenditures to flow-through shareholders, the Company reduces share capital and records a temporary future income tax liability for the amount of the tax deduction transferred to shareholders. In instances where the Company has available tax loss carry forwards or other deductible temporary differences, the benefits of which have not previously been recognized, those benefits will be re-instated and credited to income in the period of renunciation.

Changes in Accounting Policies including Initial Adoption

Comprehensive Income, Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530

Effective October 1, 2006, the Company adopted new handbook Section 1530, which introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Equity, CICA Handbook Section 3251

Effective October 1, 2006, the Company adopted new handbook Section 3251 which establishes standards for the presentation of equity and changes in equity during a reporting period as a result of the comprehensive income reporting requirements of new Section 1530.

Financial Instruments, CICA Handbook Section 3855

Effective October 1, 2006, the Company adopted new handbook Section 3855 which prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented.

None of the above new accounting standards have a significant impact on the Company's business or financial statements.

Outstanding Share Data

As at August 28, 2007, the Company had the following common shares, stock options and warrants outstanding:

Issued and Outstanding Common shares	21,162,941
Stock options	
Plan of Arrangement Distribution Options*	508,636
Options granted during the nine month period	1,445,000
Warrants	
Paragon Private Placement Warrants	3,179,000
Fully diluted shares outstanding	26,295,577

* Warrant and Option obligations accepted by Paragon pursuant to the Plan of Arrangement.

Risk Factors

Companies operating in the mining industry face many and varied kinds of risk. While risk management cannot eliminate the impact of potential risks, the Company strives to manage such risks to the extent possible and practical. The following are the risk factors most applicable to the company:

Industry

Exploring and developing mineral resource projects bears a high potential for all manner of risks. The Company properties are in the exploration stage and are without a known body of commercial ore. Development of any of the Company's properties will only follow upon obtaining satisfactory exploration results, mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that Company's mineral exploration activities will result in the discovery of a body of commercial ore on any of its properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineable mineralized deposits

Financing

The Company is in the exploration stage and as such has no significant source of revenue. Its continued operations are dependent upon the ability of the company to obtain additional equity or partner financing. Obtaining further financing may be dependent upon market conditions and results of exploration. There is no assurance that the Company's exploration efforts will be successful or that market conditions will be favourable. The Company will require additional funding to maintain its mineral properties in good standing. The lack of additional financing could result in delay or indefinite postponement of further exploration and possible, partial or total loss of Paragon's interest in its mineral properties.

Title

There is no guarantee that title to properties in which Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. In addition, certain of the mining claims in which the Company has an interest are not recorded in the name of the Company and cannot be recorded until certain steps are taken by other parties. Before a number of claims under option can be recorded in Company's name, the underlying title holder has to assign title to the Company once the Company satisfies its option agreement obligations. There are no assurances that the underlying title holder will assign title.

Operating Hazards and Risks

Mineral exploration involves many risks. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the conduct of exploration programs.

Environmental Factors

The Company currently conducts exploration activities in the Canadian Province of Newfoundland and Labrador. Such activities are subject to various laws, rules and regulations governing the protection of the environment. In Canada, extensive environmental legislation has been enacted by federal and provincial governments. Such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. All phases of the Company's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property.

The Company is able to conduct its exploration within the provisions of the applicable environmental legislation without undue constraint on its ability to carry on efficient operations. The estimated annual cost of environmental compliance for all properties held by the Company in the exploration stage is minimal and pertains primarily to carrying out diamond drilling, trenching or stripping. Environmental hazards may exist on the Companies properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.

Governmental Regulation

Exploration activities on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations. Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

The Company is at the exploration stage on all of its properties. Exploration on the Company's properties requires responsible best exploration practices to comply with company policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province in which it is carrying out work.

Mineral exploration primarily falls under provincial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters.

Qualified Persons

The Huxter Lane Project work was carried out by and supervised by Qualified Person Steve House, B.Sc., P.Geo. All drill holes were NQ size. Drill core samples were cut in half on site with half of each sample interval submitted to Eastern Analytical Limited of Springdale, NL for gold analysis. Gold assays were carried out by 1 A.T. fire assay at Eastern Analytical Labs. Blanks and gold standards were inserted into the sample stream once every 20 samples. Gold standards were prepared by CDN Resource Laboratories Ltd., of Delta, BC and certified by Licensed Assayer Duncan Sanderson. ALS Chemex of North Vancouver, BC completed multi-element analyses and gold check assays on sample pulps. Sample batches were re-analyzed if any aberrations in the data were observed.

The Golden Promise Project work is being carried out by David Mullen, Consulting Geologist to Paragon and supervised by Qualified Person David Copeland, M.Sc., P.Geo.

The Mt. Peyton Project work was carried out by and supervised by Qualified Person Steve House, B.Sc., P.Geo.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal control over financial reporting during the 3 months ended June 30, 2007, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Forward Looking Statements

The Company's interim financial statements for the 9 months ended June 30, 2007 and this accompanying MD&A contain certain statements that may be deemed "forward-looking statements". All statements in this document, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "interprets" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation, liquidity and effects of accounting policy changes. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

Form 52-109F2 - Certification of Interim Filings

I, Robert Lewis, CFO of Paragon Minerals Corporation certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Paragon Minerals Corporation, (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or *omit* to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining *disclosure* controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 29, 2007.

"*Robert Lewis*"
Robert Lewis
CFO, Paragon Minerals Corp.

Form 52-109F2 - Certification of Interim Filings

I, Michael Vande Guchte, CEO of Paragon Minerals Corporation certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Paragon Minerals Corporation, (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or *omit* to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining *disclosure* controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 29, 2007.

"*Michael Vande Guchte*"
Michael Vande Guchte
CEO, Paragon Minerals Corp.

Exemption No.: 82-35102

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR07-09** **July 30, 2007**

Paragon completes Airborne Geophysical surveys on Four Base Metal Projects

– Follow-up work indicates VMS-style alteration systems in favorable stratigraphy –

– Drilling to commence on South Tally Pond VMS Project –

Paragon Minerals Corporation (TSX.V-PGR) is pleased to announce that the Company has completed 3,661 line-kilometres of airborne magnetic and electromagnetic (EM) survey on three of its base metal VMS projects (Lake Douglas, Harpoon, Barren Lake) in the Victoria Lake Volcanic Belt in central Newfoundland and on the Winter Hill base metal project in south Newfoundland. Although the survey data are still being processed, preliminary results have defined a number of airborne EM anomalies and field crews are conducting initial field investigations on the highest priority targets. A full interpretation of the data is expected soon.

The Victoria Lake Volcanic Belt in central Newfoundland is historically prospective for zinc-rich base metal VMS deposits and is host to Aur Resource's producing zinc-copper mine at Duck Pond, Messina Mineral's Boomerang and Domino deposits and the former producing, world-class base metal deposits at Buchans. Paragon has a dominant land position covering 28,700 hectares (1,148 claims) immediately southwest of Aur Resource's Duck Pond Mine.

Paragon will commence a diamond drill program in early August on the **South Tally Pond VMS Project**. The drill program is aimed at testing the Lemarchant prospect, a significant base metal occurrence in the Victoria Lake Volcanic Belt where previous drilling by Noranda intersected massive sulphides assaying **7.4% zinc, 6.3% lead, 0.6% copper, 11.4 g/t gold, 1,515 g/t silver over 0.6 metres (LM92-01) and 1.53% zinc, 59.8 g/t silver, 6.1 g/t gold over 3.8 metres (LM93-08).** The mineralization is hosted within a 4000 metre long and 700 metre wide sequence of highly altered felsic volcanic rocks, 1100 metres of which was tested by previous drilling (17 holes). The mineralization is interpreted to be open along strike and to depth. The Lemarchant prospect is hosted within rocks that are the same age and have the same alteration characteristics as the Duck Pond Mine, located 15 kilometres to the northeast. The proposed drill program is designed to test the mineralized horizon below the previously drilled depth of 160 metres.

At the **Lake Douglas VMS Project**, geological mapping and prospecting in June and July has identified three highly prospective target areas to date. Theses are:

Lake Douglas Grid – the Lake Douglas massive sulphides discovered in 2006 are hosted in a thick sequence of pyritic, quartz-phyric felsic volcanic rocks and lesser mafic volcanic rocks. The mineralized interval, exposed by trenching over a 60-metre strike length is coincident with a multi-element geochemical soil anomaly (zinc-lead-silver-gold) that extends over 1.2 kilometres. Additional massive sulphide float, measuring 0.7 by 0.5 metres, was discovered earlier this year about 400 metres to the northeast of the Lake Douglas massive sulphide occurrence. Results from the airborne geophysical survey indicate that a moderate EM conductor coincides with both the massive sulphide horizon and zone of anomalous soil geochemistry.

Flexure Grid – the Flexure grid area is located five kilometres southwest and along strike of the Lake Douglas massive sulphide occurrence. Geological mapping and airborne geophysical data confirm this area is also underlain by the same favourable stratigraphy that hosts the Lake Douglas massive sulphide occurrence. Altered felsic volcanic rocks mapped in the area coincide with a 1.5 kilometres multi-element (zinc, lead, silver, copper, gold) soil geochemical anomaly. Surface mapping and EM anomaly follow-up is continuing in this area.

Lake Douglas East – Reconnaissance geological mapping and prospecting in the Lake Douglas East area has outlined altered felsic volcanic rocks that exhibit strong VMS-style alteration characteristics (sericite-silica-

siderite+/-chlorite) and disseminated pyrite and base metal mineralization. The altered felsic volcanic rocks are overlain by a black shale unit similar to that seen at other VMS deposits in the Victoria Lake Volcanic Belt (Duck Pond, Boomerang) and the nearby Haven Steady base metal prospect located 6 kilometres along trend to the northeast. Five priority EM anomalies are being followed up by surface mapping and prospecting.

The Company is currently prioritizing drill targets on the Lake Douglas Project. A 2,000-metre diamond drill program is scheduled to begin in late August.

At the **Harpoon VMS Project**, the airborne geophysical survey outlined several high priority EM conductors that require follow-up prospecting and geological mapping. Several of the conductors coincide with known altered felsic and mafic volcanic stratigraphy, black shale and anomalous base-metal bearing till and soil samples. Of particular interest to Paragon is the Duck West Area located 2.8 km west of the Duck Pond Mine in an area interpreted to represent the western projection of the favorable Duck Pond Horizon. The Company is completing reconnaissance prospecting and geological mapping of priority targets on the property, including the Duck West Area, in order to prioritize sites for a fall drill program.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The Company is focused on gold and base-metal exploration in Eastern Canada, specifically within the Province of Newfoundland and Labrador. Further details can be found on the Company website at www.paragonminerals.com.

PARAGON MINERALS CORPORATION

Michael J. Vande Guchte

President & CEO

Work on Paragon's base metal projects is supervised by Qualified Person David Copeland, M.Sc., P.Geo. Historical results and information contained herein were obtained from reports filed with the Government of Newfoundland & Labrador.

Forward-Looking Statements *– This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and activities. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the ability of the Company and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for the Company's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.*

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1-877-533-6353
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC CANADA V6C 2V6

Exemption No.: 82-35102

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR07-10** **August 23, 2007**

Paragon Commences Drilling on South Tally Pond VMS Project

Paragon Minerals Corporation (TSX.V-PGR) is pleased to announce that the Company has started a diamond drill program on the South Tally Pond base metal project located in the Victoria Lake Volcanic Belt in central Newfoundland. The property is under option from Altius Resources Inc., whereby Paragon can earn a 100% interest in the property.

This initial 1,000-metre drill program is aimed at testing the Lemarchant prospect, a significant base metal occurrence in the Victoria Lake Volcanic Belt where previous drilling by Noranda intersected massive sulphides assaying ***1.53% zinc, 59.8 g/t silver, 6.1 g/t gold over 3.8 metres (LM93-08) and 7.4% zinc, 6.3% lead, 0.6% copper, 11.4 g/t gold, 1,515 g/t silver over 0.6 metres (LM92-01).*** The mineralization is interpreted to be open along strike and to depth where potential folding of the stratigraphy presents new untested targets. The Lemarchant prospect occurs within rocks that are the same age and have the same alteration characteristics as the Duck Pond Mine, located 15 kilometres to the northeast. The proposed drill program is designed to test the mineralized horizon below the previously drilled depth of 160 vertical metres.

The Victoria Lake Volcanic Belt in central Newfoundland is highly prospective for zinc-rich base metal VMS deposits and currently hosts Aur Resource's producing zinc-copper mine at Duck Pond and Messina's Boomerang and Domino deposits. The region also is home to the former producing, world-class base metal deposits at Buchans. Paragon has a dominant land position covering 28,700 hectares (1,148 claims) immediately southwest of Aur Resource's Duck Pond Mine.

On the adjacent Lake Douglas VMS Project, the Company has completed geological mapping, prospecting and airborne EM surveys (see News Release dated July 30, 2007) and is currently prioritizing drill targets. A 2,000-metre diamond drill program is scheduled to begin at Lake Douglas on completion of the South Tally Pond drill program.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The Company is focused on gold and base-metal exploration in Eastern Canada, specifically within the Province of Newfoundland and Labrador. Further details can be found on the Company website at www.paragonminerals.com.

PARAGON MINERALS CORPORATION

Michael J. Vande Guchte

President & CEO

Work on Paragon's base metal projects is supervised by Qualified Person David Copeland, M.Sc., P.Geo. Historical results and information contained herein were obtained from reports filed with the Government of Newfoundland & Labrador.

Forward-Looking Statements *– This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the*

Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and activities. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the ability of the Company and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for the Company's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1-877-533-6353
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC CANADA V6C 2V6

END